APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Proof, LLC

Balance Sheet
As of March 9, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on Hand	300.00
Checking 4520 (4520)	5,595.46
Total Bank Accounts	**$5,895.46**
Accounts Receivable	
Accounts Receivable (A/R)	15,300.00
Total Accounts Receivable	**$15,300.00**
Other Current Assets	
Uncategorized Asset	1,829.56
Undeposited Funds	0.00
Total Other Current Assets	**$1,829.56**
Total Current Assets	**$23,025.02**
Fixed Assets	
Fixed Asset Furniture	22,240.34
Machinery & Equipment	34,463.22
Total Fixed Assets	**$56,703.56**
TOTAL ASSETS	**$79,728.58**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	924.50
Total Accounts Payable	**$924.50**
Other Current Liabilities	
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
TN Quarterly Taxes	0.00
Total Payroll Liabilities	**0.00**
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$924.50**
Long-Term Liabilities	
BBT SBA Loan	110,439.33
Total Long-Term Liabilities	**$110,439.33**
Total Liabilities	**$111,363.83**
Equity	
Capital Investment	80,000.00
Owner's Pay & Personal Expenses	-1,200.00
Retained Earnings	-125,322.14
Net Income	14,886.89
Total Equity	**$ -31,635.25**
TOTAL LIABILITIES AND EQUITY	**$79,728.58**

I, michael e robinson, certify that:

1. The financial statements of Proof included in this Form are true and complete in all material respects; and
2. The tax return information of Proof has not been included in this Form as Proof was formed on 01/01/2020 and has not filed a tax return to date.

Signature   _____

Name: michael e robinson

Title: owner